UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 8)*

                     First of Michigan Capital Corporation
    -----------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $.10 par value
    ---------------------------------------------------------------------
                          (Title of Class of Securities)

                                  320862 - 105
                  ----------------------------------------------
                                 (CUSIP Number)

                               William H. Cuddy, Esq.
                                Day, Berry & Howard
        185 Asylum Street, CityPlace I, Hartford, Connecticut 06103-3499
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 3, 1995
                  ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages.
Page 1 of 2 Pages

                                  SCHEDULE 13D

CUSIP NO. __ 3208262 - 105  __                             Page 2 of 2 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Craig P. Baker

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                     (b)/ /

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

          7    SOLE VOTING POWER
               -0- shares__________________________________________
NUMBER OF
  SHARES  8    SHARED VOTING POWER
BENEFICIALLY   21,780 shares_______________________________________
 OWNED BY
   EACH   9    SOLE DISPOSITIVE POWER
 REPORTING     -0- shares__________________________________________
  PERSON
   WITH   10   SHARE DISPOSITIVE POWER
               21,780 shares_______________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,780 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES /X/


     ______________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

     0.8%__________________________________________________________________

14   TYPE OF REPORTING PERSON*

     IN____________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                     Page 1 of ___





                            AMENDMENT TO
                      STATEMENT ON SCHEDULE 13D


       This Amendment No. 8 is filed to reflect the transfer to a limited partnership of shares previously owned by the reporting person. Because it is the first electronic amendment to the reporting person's paper format Schedule 13D, pursuant to the Commission's Rule 13d-2(c) this amendment restates the entire text of the Schedule 13D as currently in effect.

  Item 1.   Security and Issuer

       The class of equity securities to which this Statement on
  Schedule 13D relates is the common stock, par value $.10 per share (the "Common Stock"), of First of Michigan Capital Corporation, a Delaware corporation whose principal executive offices are located at 100 Renaissance Center, Detroit, Michigan 48243.

  Item 2.   Identity and Background

       (a)-(c) Name, Business Address and Principal Occupation or Employment

       Craig P. Baker is an investor and has an address of Suite
  2750, 100 Renaissance Center, Detroit, Michigan 48243.

       (d)  Criminal Proceedings

       During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

       (e)  Civil Proceedings

       During the past five years, the reporting person has not been a party to a civil proceeding involving alleged violations of federal or state securities laws of a judicial or an administrative body of competent jurisdiction nor has he, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)  Citizenship

       The reporting person is a citizen of the United States of America.

  Item 3.   Source and Amount of Funds or Other Consideration

       The reporting person, his father Louis C. Baker and his uncle Paxton Mendelssohn, II (collectively the "Partners") have formed the 1888 Limited Partnership (the "Partnership") a Connecticut limited partnership with a principal office and place of business in care of Day, Berry & Howard, One Canterbury Green, Stamford, CT 06901. Its business is (1) to manage the shares of Common Stock of First of Michigan Capital Corporation contributed by the Partners, (2) to invest in one or more assets of any type, and (3) all such other business incidental to, and not inconsistent with, the purposes set forth above.

       In accordance with the Agreement of Limited Partnership of 1888 Limited Partnership dated as of September 14, 1995 by and among the Partners (the "Agreement"), the reporting person contributed and transferred 244,292 shares of Common Stock of First of Michigan Capital Corporation to the Partnership. The certificates for such shares were submitted for transfer on October 3, 1995. In consideration of such contribution and transfer, each of the Partners received a general and a limited partnership interest in the Partnership and all rights incident to such interests as enumerated in the Agreement.

  Item 4.   Purpose of Transaction

       The purpose of the transaction is to enable the Partnership
  (a) to acquire, hold, vote, manage, transfer, sell and otherwise deal with the shares of Common Stock of First of Michigan Capital Corporation (the "Stock") contributed by the Partners, together with any other stock obtained by the Partnership, (b) to invest in one or more assets of any type, including, without limitation, purchasing, selling and otherwise dealing with such investments, and (c) to conduct all such other business incidental to and not inconsistent with the general purposes set forth in (a) and (b) above.

  Item 5.   Interest in Securities of the Issuer


       (a) Under the Agreement all actions taken on behalf of the Partnership shall be determined by the vote or consent of two-thirds in interest of the general partners. Each Partner owns one-third in interest of the general partners. Thus the reporting person cannot by himself take action on behalf of the Partnership. The reporting person expressly declares, pursuant to Rule 13d-4, that the filing of this Schedule 13D shall not be construed as an admission that he is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any of the 657,564 shares of Common Stock owned by the Partnership. Accordingly, as of the date hereof the reporting person owns beneficially the number of shares of Common Stock and the percentage of the 2,811,422 shares of Common Stock outstanding as of August 2, 1995 that are set forth below:

  Nature of                Shares of
  Ownership                Common Stock             Percentage

  As co-trustee:                 21,780                   0.8

       (b) The reporting person has shared power to vote, direct the voting of, dispose of and direct the disposition of, the shares of Common Stock shown above as owned as co-trustee.

       (c) No transactions involving the reporting person have occurred during the past sixty days except as described in Item 3 above.

       (d)  Not applicable.

       (e) The reporting person ceased to be the beneficial owner of more than 5% of the Common Stock of First of Michigan Capital Corporation on October 3, 1995.

  Item 6.   Contracts, Arrangements, Understandings, or
            Relationships With Respect to Securities of the Issuer

       Other than the Agreement and the testamentary trust under which the reporting person is a co-trustee, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between such person and any other person with respect to any securities of First of Michigan Capital Corporation, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



  Item 7.   Materials to be Filed as Exhibits

       The Agreement of Limited Partnership of 1888 Limited
  Partnership, dated as of September 14, 1995, by and among the Partners.

                             SIGNATURE


       After reasonable inquiry and to the best of his knowledge and belief, the reporting person certifies that the information set forth in this Statement is true, complete and correct.

  Dated:    October 10, 1995






                                /s/ Craig P. Baker
                                Craig P. Baker



                                Louis C. Baker, Craig P. Baker and Iris Penney, Trustees u/w Fefe Mendelssohn



                                By: /s/ Craig P. Baker, Trustee
                                    Craig P. Baker, Trustee